

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>Via email</u>
Allen Goodman
Chief Financial Officer
RICI Linked – PAM Advisors Fund, LLC
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

    Re: **RICI Linked – PAM Advisors Fund, LLC**
            Form 10-K for Fiscal Year Ended
            December 31, 2010
            Filed March 30, 2011
            File No. 000-53647

Dear Mr. Goodman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kevin Woody

                Kevin Woody
                Branch Chief